BUFFALO GOLD LTD.
Suite 880, 609 Granville Street, Vancouver, B.C., Canada V7Y 1G5
Phone: 604-685-5492 Fax: 604-685-6940

October 10, 2003	Trading Symbol: TSX Venture - YB.U

NEWS RELEASE

BUFFALO INCREASES UNIT PRIVATE PLACEMENT WITH
OCTAGON CAPITAL FROM US$1.5 MILLION TO US$2.5 MILLION

Further to its news release of September 30, 2003, Buffalo Gold Ltd. ("Buffalo") is pleased to announce that Buffalo and its agent, Octagon Capital Corporation ("Octagon"), have agreed to increase the brokered private placement of units to be priced in the context of the market from US$1,500,000 to US$2,500,000. Each unit will consist of one common share of Buffalo and one share purchase warrant entitling the purchase of an additional common share of Buffalo at the offering price of the units plus $0.05 per share for a period of two years.

The proceeds from this placement will be used to fund Buffalo's ongoing due diligence on gold exploration properties in the People's Republic of China owned by Terrawest Minerals Inc. and, potentially, to fund acquisition, exploration and development costs related to such properties.

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

/s/ J.G. Stewart

J.G. Stewart, Director

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN